UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2025
Commission File Number: 1-8481

BCE Inc.
(Translation of registrant’s name into English)

1, carrefour Alexander-Graham-Bell,
Verdun, Québec
Canada H3E 3B3
(514) 870-8777
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Only the BCE Inc. Management’s Discussion and Analysis for the quarter ended June 30, 2025 furnished with this Form 6-K as Exhibit 99.1, the BCE Inc. unaudited consolidated interim financial statements for the quarter ended June 30, 2025 furnished with this Form 6-K as Exhibit 99.2, the Bell Canada Unaudited Selected Summary Financial Information for the quarter ended June 30, 2025 furnished with this Form 6-K as Exhibit 99.5, and the Exhibit to 2025 Second Quarter Financial Statements – Earnings Coverage furnished with this Form 6-K as Exhibit 99.6 are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130), Form F-3D (Registration Statement No. 333-283289) and Form S-8 (Registration Statement Nos. 333-12780 and 333-12802) and the joint registration statements filed by BCE Inc. and Bell Canada with the Securities and Exchange Commission on Form F-10 (Registration Statement Nos. 333-279247 and 333-279247-01 and Registration Statement Nos. 333-284730 and 333-284730-01). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: August 7, 2025	By:	/s/ Curtis Millen
Name: Curtis Millen
Title: Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

99.1	BCE Inc. 2025 Second Quarter Management’s Discussion and Analysis
99.2	BCE Inc. 2025 Second Quarter Financial Statements
99.3	CEO/CFO Certifications
99.4	News Release
99.5	Bell Canada Unaudited Selected Summary Financial Information
99.6	Exhibit to 2025 Second Quarter Financial Statements – Earnings Coverage